Exhibit 1

MTS Announces Full Year and Fourth Quarter 2016 Financial Results and Implements Cost-Cutting Measures

Ra’anana, Israel / River Edge, NJ, USA – March 9, 2017 – Mer Telemanagement Solutions Ltd. (MTS or the Company) (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising and telecommunications management, today announced its financial results for the fourth quarter and the year ended December 31, 2016.

Q4 Results: MTS’s revenues for the fourth quarter of 2016 totaled $4.0 million, up 21% sequentially, as compared with $3.3 million for the third quarter of 2016 and down 5% from $4.2 million for the fourth quarter of 2015. Net loss for the quarter, including non-cash impairment charges of $3.8 million, totaled $(4.5) million, or $(0.52) per diluted share, compared with a net loss of $(3.9) million, or $(0.48) per diluted share, for the fourth quarter of 2015.

On a non-GAAP basis (excluding stock-based compensation expenses, amortization of intangible assets, goodwill and technology impairment charges and a loss from discontinued operations) net loss in the fourth quarter was $(432,000), or $(0.05) per diluted share, compared with a net loss of $(139,000), or $(0.02) per diluted share, for the fourth quarter of 2015.

During the fourth quarter of 2016, the Company performed its annual impairment test of its reporting units and re-evaluated the contingent consideration payable to the former shareholders of Vexigo. As a result of changes that occurred in the online advertising market during the latter part of 2016 and which continued in the first months of 2017, which resulted in reduced revenues and gross margins, the Company recorded non-cash impairment charges $3.8 million, including a $3.3 million impairment of acquired technology (net of tax affect) and a $4.8 million impairment of goodwill (before a $4.3 million re-evaluation of the contingent consideration payable to the former shareholders of Vexigo). During 2015, the Company recorded a $3.5 million non-cash charge for impairment of goodwill, net of the re-evaluation of the contingent consideration payable to the former shareholders of Vexigo.

Mr. Haim Mer, Chairman if the board of MTS, commented, “While our video advertising revenues grew in the fourth quarter of 2016 compared to the third quarter of 2016 as a result of the market’s seasonal strength during the year-end holiday period, the cost of online advertising space increased and adversely affected the results of Vexigo’s operations. Our core telecommunications business, TEM and Call Accounting, showed improved performance in the fourth quarter with revenue growth of 15% compared to the third quarter of 2016 and we successfully added several new TEM customers with long-term contracts during 2016.”

Following the year end, due to the continued weakness in our Vexigo operations and as part of our strategy to return to profitability during the latter part of 2017, we decided to eliminate our non-core operations. We also took additional steps to reduce the operational expenses of Vexigo so that Vexigo can focus on its core video advertising business.  As a result of these actions, we are now focused on our core businesses and expect that our quarterly operating expenses will decline by approximately $800,000 during the second quarter of 2017 as compared to our operating expenses during the fourth quarter of 2016.

Annual Results: MTS’s full-year 2016 revenues totaled $14.1 million compared with $14.7 million for 2015. Net loss for the period, was $(5.2) million, or $(0.62) per diluted share, compared with $(4.7) million, or $(0.66) per diluted share, for 2015. The net loss for the years ended December 31, 2016 and 2015 includes non-cash technology impairment charges (net of tax effect) and goodwill impairment charges (net of a re-evaluation of the contingent consideration payable to former Vexigo shareholders) of approximately $3.8 million and $3.5 million, respectively.

On a non-GAAP basis (excluding stock-based compensation expenses, amortization of intangible assets, goodwill and technology impairment charges and income (loss) from discontinued operations), the Company recorded a net loss of $(375,000), or $(0.04) per diluted share in 2016, compared with a net loss of $(36,000), or $(0.00) per diluted share in 2015.

Accounting Policies for Video Advertising Revenues and Cost of Revenues: In accordance with general accepted accounting policy, the Company accounts for a portion of its Video Advertising revenues and the cost of revenues derived from third-party arrangements on a net basis. Video Advertising revenues for the fourth quarter and twelve months ended December 31, 2016 totaled $1.9 million and $6.5 million respectively. If these revenues had been presented on a gross basis, Video Advertising revenues would have increased by approximately $2.8 million to $4.7 million in the fourth quarter of 2016 and by $10.8 million to $17.3 million for the twelve months ended December 31, 2016, while gross profit would have remained unchanged.

Non-GAAP Financial Measures: This release includes non-GAAP net loss and basic and diluted net loss per share. These non-GAAP measures exclude the following items:

•	M&A expenses related to the acquisition of Vexigo

•	Amortization of purchased intangible assets (net of tax effect)

•	Stock based compensation expenses

•	Impairment of goodwill and technology (net of tax effect)

•	Re-evaluation of contingent consideration

•	Net income (loss) from discontinued operations

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and Call Accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary creates video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2016	2015
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,508	$3,444
Restricted cash	504	231
Restricted marketable securities	136	134
Trade receivables, net	5,305	4,485
Other accounts receivable and prepaid expenses	343	103

Total current assets	7,796	8,397

LONG-TERM ASSETS:
Severance pay fund	752	668

PROPERTY AND EQUIPMENT, NET	198	160

OTHER ASSETS:
Goodwill	3,479	8,298
Other intangible assets, net	63	4,461

Total other assets	3,542	12,759

Total assets	$12,288	$21,984

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2016	2015
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,086	$3,297
Deferred revenues	1,374	1,826
Accrued expenses and other liabilities	2,554	2,205
Liabilities related to Vexigo acquisition	1,202	1,300
Deferred tax liability (*)	-	102
Liabilities of discontinued operations	132	105

Total current liabilities	9,348	8,835

LONG-TERM LIABILITIES
Accrued severance pay	914	798
Liabilities related to Vexigo acquisition	-	5,624
Deferred tax liability (*)	166	578

Total long-term liabilities	1,080	7,000

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23	21
Additional paid-in capital	26,570	25,648
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	1	(8)
Accumulated deficit	(24,704)	(19,483)

Total shareholders' equity	1,860	6,149

Total liabilities and shareholders' equity	$12,288	$21,984

(*) Reclassified

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Services	$5,985	$6,018	$1,568	$1,419
Product sales	1,566	1,677	589	492
Video Advertising	6,501	7,017	1,872	2,325

Total revenues	14,052	14,712	4,029	4,236

Cost of revenues (*):
Services	2,248	2,546	613	591
Product sales	460	522	125	130
Video Advertising	4,205	5,346	1,396	1,846

Total cost of revenues	6,913	8,414	2,134	2,567

Gross profit (loss)	7,139	6,298	1,895	1,669

Operating expenses:
Research and development	2,763	1,805	1,022	534
Selling and marketing	2,343	2,225	641	606
General and administrative	3,472	3,459	947	766
Goodwill and technology impairment, net of change in contingent earn-out consideration	4,245	3,514	4,245	3,514

Total operating expenses	12,823	11,003	6,855	5,420

Operating loss	(5,684)	(4,705)	(4,960)	(3,751)
Financial expenses, net	(17)	(17)	(17)	(38)

Loss before taxes on income	(5,701)	(4,722)	(4,977)	(3,789)
Taxes on income (tax benefit)	(507)	194	(523)	154

Net loss from continuing operations	(5,194)	(4,916)	(4,454)	(3,943)
Net income (loss) from discontinued operations	(27)	177	(27)	84

Net loss	$(5,221)	$(4,739)	$(4,481)	$(3,859)

Net loss per share:

Basic and diluted loss per Ordinary share	$(0.62)	$(0.66)	$(0.52)	$(0.48)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	8,452,280	7,174,994	8,691,855	8,043,290

(*) Reclassified

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2016	2015	2016	2015
GAAP net loss	(5,221)	(4,739)	(4,481)	(3,859)
M&A expenses related to the acquisition of Vexigo Ltd.	-	424	-	-
Stock-based compensation expenses	223	170	53	47
Amortization of intangible assets (net of tax effect)	836	772	209	243
Video Advertising technology impairment (net of tax effect)	3,279	-	3,279	-
Goodwill impairment, net of evaluation of contingent consideration	481	3,514	481	3,514
Income (loss) from discontinued operations	27	(177)	27	(84)

Non-GAAP net loss	$(375)	$(36)	$(432)	$(139)

Net loss per share:

GAAP diluted net loss per Ordinary share	$(0.62)	$(0.66)	$(0.52)	$(0.48)

Non-GAAP diluted net loss per Ordinary share	$(0.04)	$(0.00)	$(0.05)	$(0.02)

Weighted average number of Ordinary shares used in computing non-GAAP diluted net loss per share	8,452,280	7,174,994	8,691,855	8,043,290